Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE:

     LABOPHARM TO PRESENT DATA ON ITS NOVEL
TRAZODONE FORMULATION AT THREE UPCOMING
INTERNATIONAL MEDICAL MEETINGS

LAVAL, Québec (September 9, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that three separate posters will be presented at three upcoming internationally prestigious medical meetings showcasing data on its novel trazodone formulation.

Two posters will be presented in mid-September, including:

The poster entitled: Modeling and Simulation to Optimize Efficacy and Tolerability for a Once-a-day Trazodone Formulation at the 22nd European College of Neuropsychopharmacology Congress to be held from September 12 to 16, 2009 in Istanbul, Turkey; and,

The poster entitled: Once-daily Trazodone: Overview of Pharmacokinetic Properties, which will be presented at the 2009 American College of Clinical Pharmacology (ACCP) 38th Annual Meeting in San Antonio, Texas from September 13-15, 2009.

In October, during the 61st Institute on Psychiatric Services meeting to be held from October 8 to 11th, 2009 in New York City the poster entitled: A Novel Contramid®-based Reformulation of Trazodone in Major Depressive Disorder: Characteristics of Antidepressant Response will be presented.

Complete copies of the three poster presentations will be available on Labopharm’s website (www.labopharm.com) at the conclusion of each scientific meeting.

About Labopharm’s Novel Trazodone Formulation

Major depressive disorder (MDD) is a common mental illness often characterized by a combination of symptoms that interfere with a person's ability to work, sleep, study, eat, and enjoy once-pleasurable activities. Treating MDD with antidepressants is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Frequently cited reasons for discontinuing therapy include suboptimal efficacy on depression symptoms, exacerbation of sleep disturbance, increased agitation, slow onset of action, sexual dysfunction and weight gain.

Trazodone is a serotonin antagonist reuptake inhibitor with proven efficacy as an antidepressant. Labopharm’s novel formulation of trazodone is designed to optimize the efficacy of trazodone, and address the major challenges in treating depression.

Labopharm’s trazodone formulation is currently under regulatory review by the Food and Drug Administration (FDA) in the United States with an action date under the Prescription Drug Users Fee Act (PDUFA) of February 11, 2010. In Canada, the Company has filed a new drug submission for the trazodone formulation with the Therapeutic Products Directorate (TPD) of Health Canada.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com